SEC, Washington Exemption File No. 82-5079



03050451


# Press release



Skandia


17 March 2003

SUPPL


Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44




SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2003
WASH. D.C. SECTION
187


## Broadened ownership in Bankhall

Skandia is selling 5% of the share capital in its subsidiary Bankhall to Norwich Union, the UK's largest insurance company and part of the Aviva Group. Norwich Union has an option to acquire an additional 4.99% of the share capital in Bankhall between 2005 and 2009.

"Due to changes in legislation, it is becoming increasingly clear that suppliers and advisers must cooperate," says Alan Wilson, Executive Vice President of Skandia, in a comment on the sale. "Therefore we see this type of cooperation as a way of further strengthening our distribution of financial products in the UK."

Peter Hales, Sales & Marketing Director of Norwich Union, comments: "This investment underlines our commitment to developing the market for financial advice. Bankhall is one of the top providers of specialist services for IFAs and is keen to develop its presence in the changing market. We are delighted to support Bankhall's strategy and develop solutions with them."

Skandia acquired Bankhall in 2002. Bankhall is a leading provider of services to more than 6,000 Independent Financial Advisers (IFAs) in the British market, who work with some 2,000 companies.



For further information, please contact:
Alan Wilson, Executive Vice President and Head of the UK & Asia Pacific Division, phone + 44 023 80 33 44 11

SEC, Washington Exemption File No. 82-5079

# Press release


Skandia

March 14 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.se

Office:
Sveavägen 44


SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2003
WASH. D.C. 187 SECTION

## Press Release from Skandia's Nominating Committee

Skandia's Nominating Committee recommends that *Björn Björnsson, Bengt Braun* and *Leif Victorin* be elected as new directors on Skandia's board. In addition, the Committee recommends that *Oonagh McDonald, Lars-Eric Petersson* and *Clas Reuterskiöld* be re-elected to the board.

*Bengt Braun*, b. 1946, is President of Bonnier AB. *Björn Björnsson*, b. 1946, has a number of Board positions as well as his own consultancy service within the financial area. *Leif Victorin*, b. 1940, is a former deputy CEO at Skandia.

The Stockholm Chamber of Commerce and the Swedish Consumer Agency have appointed, also for the coming year, *Maria Lilja* and *Boel Flodgren* respectively.

At this year's Annual General Meeting, the mandated period for *Oonagh McDonald, Lars-Eric Petersson, Clas Reuterskiöld* and *Günter Rexrodt* will expire. In addition, *Lars Ramqvist* and *Melker Schörling* have announced that they want to resign from the board in conjunction with this year's Annual General Meeting.

If the Annual General Meeting votes in accordance with the Nominating Committee's recommendations, Skandia's board will be composed as follows: *Björn Björnsson, Bengt Braun, Boel Flodgren, Eero Heliövaara, Maria Lilja, Oonagh McDonald, Willem Mesdag, Lars-Eric Petersson, Clas Reuterskiöld* and *Leif Victorin*, plus three employee representatives.

The Nominating Committee recommends that *Bengt Braun* be named as new Chairman while *Leif Victorin* be named as new Deputy Chairman. In addition the Nomination Committee recommends that Willem Mesdag be renamed as Deputy Chairman.

Skandia's Nominating Committee has had five members, three representing the major shareholders, one representing the minor shareholders, and one of the policyholders of Skandia Liv.

The Nominating Committee's members represent shareholders holding approximately 40% of the shares in Skandia.


Skandia

Contact persons:
Tor Marthin, Chairman of the Nominationg Committee, +46-8-696 31 00
Gunilla Svensson, press officer Skandia, + 46-8-788 42 97


SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2003
WASH, D.C. 187 SECTION